UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1 – Exit Filing)*

CELLECTIS S.A.
(Name of Issuer)

Ordinary Shares, €0.05 nominal value per share
(Title of Class of Securities)

15117K103
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X| Rule 13d-1(b)
|   | Rule 13d-1(c)
|   | Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15117K103

1.	Names of Reporting Persons. PFIZER INC. 13-5315170
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 2,786,924 Ordinary Shares, €0.05 nominal value per share ("Ordinary Shares")(1)(2)
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 2,786,924 Ordinary Shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,786,924 Ordinary Shares are beneficially owned by Pfizer Inc.(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.89%(1)(2)
12.	Type of Reporting Person (See Instructions): CO

(1) Amount consists of 2,786,924 Ordinary Shares held by Pfizer OTC B.V. (“Pfizer OTC”). Pfizer Inc. (“Pfizer”) may be deemed to have beneficial ownership over such shares since Pfizer OTC is an indirect wholly-owned subsidiary of Pfizer.

(2) Based on 71,583,768 outstanding Ordinary Shares, consisting of 55,583,768 Ordinary Shares outstanding as of September 30, 2023 reported in the issuer’s report on Form 6-K filed with the U.S. Securities and Exchange Commission on November 6, 2023 plus 16,000,000 Ordinary Shares issued on November 6, 2023 pursuant to an investment agreement, as reported in the issuer’s report on Form 6-K filed with the U.S. Securities and Exchange Commission on November 9, 2023.

CUSIP No. 15117K103

1.	Names of Reporting Persons. Pfizer OTC B. V. I.R.S. Identification Nos. of Above Persons (entities only) N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) |X|
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: 2,786,924 Ordinary Shares, €0.05 nominal value per share ("Ordinary Shares")(1)(2)
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: 2,786,924 Ordinary Shares(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,786,924 Ordinary Shares are beneficially owned by Pfizer Inc.(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 3.89%(1)(2)
12.	Type of Reporting Person (See Instructions): CO

(1) Amount consists of 2,786,924 Ordinary Shares held by Pfizer OTC. Pfizer may be deemed to have beneficial ownership over such shares since Pfizer OTC is an indirect wholly-owned subsidiary of Pfizer.

(2) Based on 71,583,768 outstanding Ordinary Shares, consisting of 55,583,768 Ordinary Shares outstanding as of September 30, 2023 reported in the issuer’s report on Form 6-K filed with the U.S. Securities and Exchange Commission on November 6, 2023 plus 16,000,000 Ordinary Shares issued on November 6, 2023 pursuant to an investment agreement, as reported in the issuer’s report on Form 6-K filed with the U.S. Securities and Exchange Commission on November 9, 2023.

CUSIP No. 15117K103

ITEM 1.
(A) NAME OF ISSUER:
CELLECTIS S.A.

(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
8, rue de la Croix Jarry
75013 Paris, France

ITEM 2.
(A) NAME OF PERSONS FILING:
This statement is being filed by Pfizer Inc., a Delaware corporation ("Pfizer") and Pfizer OTC B. V., a Netherlands private company ("Pfizer  OTC"). Pfizer  OTC is an indirect wholly-owned subsidiary of Pfizer.

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:
The principal address of Pfizer is 66 Hudson Boulevard East, New York, New York 10001.
The principal address of  Pfizer OTC is Rivium Westlaan 142, 2909 LD Capelle aan den IJssel, Netherlands.

(C) CITIZENSHIP:
The citizenship or place of organization of Pfizer is Delaware and of Pfizer OTC is the Netherlands.

(D) TITLE OF CLASS OF SECURITIES:
Ordinary Shares

(E) CUSIP NUMBER:
15117K103

ITEM 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78os).
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f ) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) ☐ A non-US institution, in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §230.405 240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

ITEM 4. OWNERSHIP.
The information requested in this item is incorporated herein by reference to the cover page to this Schedule 13G.

CUSIP No. 15117K103

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |X|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are being held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 15117K103

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

PFIZER INC.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary

PFIZER OTC B. V.

By: /s/ Eduard Slijkoord
Name: Eduard Slijkoord
Title: Managing Director